July 30, 2015

Dear Smucker Shareholder,

We are writing to urge you to VOTE “FOR” PROPOSAL #5 on The J. M. Smucker Company 2015 proxy card, which asks the company to issue a report on how it can increase renewable energy sourcing and/or production.

The shareholder proposal makes the following request:

Shareholders request The J.M. Smucker Company Board of Directors, issue a public report, at reasonable cost and excluding confidential information, by January 2016 analyzing and proposing how the company can increase its renewable energy sourcing and/or production.

Rationale for a “Yes” Vote:

1.	Opportunities – Increased renewable energy sourcing can lead to cost savings, improve the company’s license to operate, and enhance U.S. energy security
2.	Risk management – Investing in renewable energy may reduce Smucker’s exposure to volatile energy prices and reduce reputational risk
3.	Smucker’s opposition statement is non-responsive and it fails to disclose the company’s evaluation of renewable energy.
4.	The company may be lagging behind peers who are already successfully using renewable energy

Implementing the proposal would allow investors to better assess the company’s risks and opportunities around renewable energy and energy use. Without proper disclosure we believe shareholders are unable to assess the risks the company may face because of these factors. We are deeply concerned that the company is not taking even modest advantage of the financial, social and environmental opportunities that renewable energy presents to the company, its stakeholders, and its shareholders. For example, sourcing more renewable energy may reduce Smucker’s exposure to fluctuating energy prices and help move it closer to achieving its conservative 2020 greenhouse gas (GHG) reduction goals. By failing to examine renewable energy opportunities, we believe the company may be leaving money and value on the table.

After reviewing the proposal Institutional Shareholder Services (the leading provider of proxy voting advice) has recommended a vote in favor of the proposal:

“…the company does not provide specific information about its renewable energy usage, nor does it discuss the management processes and policies used to evaluate the sourcing of renewable energy. Such information would allow shareholders to better assess the company's GHG emissions reduction efforts. Therefore, support for this proposal is warranted.”1

1. Opportunities.

The cost of renewable energy has fallen dramatically over the last decade and is projected to continue falling – the price of a solar panel has fallen almost 60% since 20112. Even more promising, the falling cost of renewable energy is predicted to continue, ultimately reaching grid parity. In a March 2015 report, Deutsche Bank predicted solar will be the primary global energy source by 2030 – a tenfold increase from current installed capacity3. The renewable energy market is ripe with opportunities and poised for continued growth. By examining these options in a meaningful way Smucker may enjoy significant advantages associated with reduced exposure to volatile energy prices; high returns on carbon reduction savings; and strategic benefits associated with contributing positively to U.S. climate and energy security efforts.

A closer look at Smucker’s manufacturing footprint shows the company operates in states with strong renewable portfolio standards (RPS) – a requirement that the state sources a certain proportion of its energy from renewable sources. These states typically attract large renewable energy projects which can lead to competitive renewable markets. States with incentives, like tax credits, can make renewable energy investments even more attractive. With the acquisition of Big Heart Pet Brands, Smucker continues to operate in Ohio, Pennsylvania, New York, California and Louisiana; states where renewable energy is competitive. Aside from its Chico, California solar project and the purchase of renewable energy credits (RECS), the Company has not demonstrated that it is taking advantage of renewable energy options in key states where it operates manufacturing facilities.

1 ISS Proxy Voting Report, The J.M. Smucker Company, July 2015.
2 http://costofsolar.com/solar-panel-costs-drop-60-in-us-since-early-2011-can-now-power-1-5-million-us-homes/
3 https://www.db.com/cr/en/concrete-deutsche-banks-2015-solar-outlook.htm

Understanding the renewable energy landscape can be complex, but Smucker doesn’t have to start from the ground up, there are many resources available. Some companies have successfully worked with guiding organizations such as The Business Renewable Center to help them take advantage of large-scale off-site renewable energy procurement. This collaborative platform brings together corporate energy buyers, project developers, utilities, and technology providers to facilitate the increased deployment of distributed energy. This type of powerful knowledge sharing could allow Smucker to learn, in a very cost effective manner, from the success and challenges faced by other companies in pursuit of renewable energy savings.

2. Risk management.

Energy price volatility may present a risk to companies like Smucker who are dependent on traditional fuel sources to power their operations. The company’s 10-K notes that it relies on natural gas and fuel oil to manufacture, package, and distribute products.4 Renewable energy may provide a way to reduce that risk in a cost effective manner by linking the company’s cost of electricity to a stable source of renewable energy, not a commodity like fossil fuels that fluctuates on the global market.

The falling cost of renewables technology paired with hard to predict fuel prices have narrowed the gap in electricity costs.5 Traditional fuel prices are unpredictable and can change dramatically in a short time frame making it difficult for companies like Smucker to anticipate energy costs. By relying on one fuel source Smucker may expose the company to the external pressures associated with that fuel. For example natural gas may face upward pressure from other competing uses like home heating, transportation, and industrial production.6 The U.S. Energy Information Administration (EIA) forecasts increasing electricity prices for the commercial sector through 2016.7 Renewable energy from wind and solar do not face the same market pressures and may offer a stable and economically feasible source of energy for Smucker.

Smucker acknowledges in its 10-K that “Changes in climate or legal, regulatory, or market measures to address climate change may negatively affect our business and operations.” However, in our opinion Smucker’s response to date on how it is managing climate related risks and opportunities falls short. We believe shareholders require more specific information on what the company is doing to manage the risks of increasingly hard to predict costs related to climate change – including the examination of renewable energy opportunities. Additionally, this kind of reporting often provides insight into emerging risks that are not covered comprehensively in the 10-K. In Smucker’s case, it appears to us that reporting continues to be weakest where the risk is greatest—energy management. Simply acknowledging the risk is not adequate.

4 https://www.sec.gov/Archives/edgar/data/91419/000119312515235197/d918672d10k.htm
5 https://www.seia.org/sites/default/files/resources/Levelized%20Cost%20of%20Energy%20-%20Version%208.0.pdf#overlay-context=research-resources/lazards-levelized-cost-energy-analysis-v80
6 http://www.ucsusa.org/sites/default/files/attach/2015/03/natural-gas-gamble-full-report.pdf
7 http://www.eia.gov/forecasts/steo/report/electricity.cfm

There is now a stronger emphasis from many quarters on the need for companies to diversify their energy sources. Although energy efficiency is crucial for reducing energy demand, there is a limit to how far operational efficiencies can carry a company. Sourcing renewable may be essential to achieve the greatest emissions reductions. By investing in renewable energy, Smucker can help reduce its exposure to volatile energy prices, enhance U.S. energy security, reduce reputational risk, and help meet the global need for cleaner energy.

3. Smucker’s opposition statement is non-responsive and it fails to disclose the company’s evaluation of renewable energy.

While the company claims to have performed an evaluation of renewable energy opportunities this assessment has not been made public. We believe, in order to be credible, any true evaluation of this type should be made publicly available. Omitting this information from public review prevents investors from having some important information. In the absence of metrics, the claims in the opposition statement related to “ongoing efforts to both evaluate renewable energy and to report on our renewable energy initiatives” appear only aspirational. Investors are essentially required to trust management’s general assessment of its performance and progress with no substantiation. As long-term investors, we seek assurance via supporting data that Smucker is managing this aspect of its business with the same degree of attention and efficiency it gives to the manufacturing of its products.

Smucker’s essential argument in its opposition statement is that its corporate responsibility report provides the information we are asking for and investors need. However, the entirety of Smucker’s reporting on this topic consists of just four short sentences in its recently released 2015 corporate responsibility report:

Renewable energy, for example, is an area that we continue to evaluate. To date, our investments have included solar arrays and methane turbines at our natural foods campus in Chico, California. Two of our brands, Santa Cruz Organic and Sahale Snacks, also purchase renewable energy credits and place renewable energy seals on their products. As with all capital projects, we will continue to weigh the environmental benefits of renewable energy in relation to its return on investment.

Not only does this statement lack fundamental information relevant to current renewable energy investments it also fails to address how the company might increase these investments – the precise request of the proposal. As discussed above, renewable energy is an area ripe with opportunities for costs savings and risk reduction. We can only conclude from the company’s modest paragraph, that it has not fully evaluated how a renewable energy strategy could benefit the company.

4. Lagging behind peers.

Many companies have already recognized the need to shift and diversify their energy sources – nearly half of Fortune 500 companies have clean energy or climate goals. Furthermore, a report by the Carbon Disclosure Project found that four out of five companies earn a higher return on carbon reduction investments than on their overall corporate capital expenditures. Therefore, we are concerned Smucker may be lagging behind peers who are successfully pursuing renewable energy.

Smucker does not provide ample details around the company’s assessment of renewable energy opportunities while industry peers like Mars and Campbell’s Soup have identified and are pursing renewable energy procurement options. For example, fellow Ohio company Campbell’s Soup will source 40% of electricity needs from renewable sources by 2020 and pet food segment competitor Mars will use renewable sources to meet 100% of its energy needs by 2020. We believe, these companies have already demonstrated the feasibility of investing in renewable energy to reduce emissions and power their businesses. Furthermore, by setting quantitative renewable energy goals it appears to us that Mars will continue to realize the benefits of sourcing renewable energy over time, putting Mars at a competitive advantage over Smucker. By failing to provide a comprehensive analysis of the company’s opportunities in renewable energy procurement, we fear the company may be passing up valuable opportunities that may be costly for shareholders.

5. Special note for PRI signatories.

More than 1,200 institutional investors managing more than $33 trillion have joined The Principles for Responsible Investment (PRI), acknowledging that ESG issues can affect the performance of investment portfolios. PRI signatories recognize the duty to act in the best long-term interests of beneficiaries and that ESG issues are part of this responsibility. Some of Smucker’s largest shareholders are PRI signatories. Consistent with their fiduciary duties, signatories publicly commit to seek corporate ESG information, including a commitment to “Support shareholder initiatives and resolutions promoting ESG disclosure.”  We believe this proposal requests a level of disclosure of ESG information, renewable energy, which is consistent with these principles and warrants PRI signatory support.

For all the reasons provided above we strongly urge you to VOTE “FOR” PROPOSAL #5.

Please contact Brianna Murphy at 617-532-6662 or bmurphy@trilliuminvest.com for additional information.

Brianna Murphy

Vice President, Shareholder Advocacy & Corporate Engagement
Trillium Asset Management, LLC

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